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09041329

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66712

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING April 1, 2008 (MM/DD/YY) AND ENDING March 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Fortune Capital Partners, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

761 East El Camino Real
(No. and Street)

Sunnyvale,	California	94087
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Frances Chang (650) 960-1473
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates Inc., Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue Suite 170	Northridge	CA	91324
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section
JUN 29 2009
Washington, DC
100

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

8/3/09

OATH OR AFFIRMATION

I, Frances Chang, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Fortune Capital Partners, Inc., as of March 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

State of ______________
County of ______________
Subscribed and sworn to (or affirmed) to before me on this ______ day of ________, 20____,
by ______________
proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Frances Chang
Signature

President
Title

____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss)
- ☒ (d) Statement of Changes in Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

*see attached Jurat

CALIFORNIA JURAT WITH AFFIANT STATEMENT

☑ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–5 to be completed only by document signer[s], *not* Notary)

1 ______________________________
2 ______________________________
3 ______________________________
4 ______________________________
5 ______________________________
6 ______________________________

Signature of Document Signer No. 1 ______________________________ Signature of Document Signer No. 2 (if any) ______________________________

State of California

County of Santa Clara

Subscribed and sworn to (or affirmed) before me on this 10th (Date) day of June (Month), 2009 (Year), by

(1) Frances Chang (Name of Signer),

proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) (,)

(and

(2) ______________________________ (Name of Signer),

proved to me on the basis of satisfactory evidence to be the person who appeared before me.)

Signature [signature] (Signature of Notary Public)

DIANNA MAUREEN METZGER
Commission # 1688797
Notary Public - California
Santa Clara County
My Comm. Expires Sep 17, 2010

Place Notary Seal Above

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: US Securities and Exchange Commission Annual Audited Report Form X-17A-5

Document Date: March 31, 2009 Number of Pages: 2

Signer(s) Other Than Named Above: ______________________________

RIGHT THUMBPRINT OF SIGNER #1	RIGHT THUMBPRINT OF SIGNER #2
Top of thumb here	Top of thumb here



BREARD & ASSOCIATES, INC.
Certified Public Accountants

Independent Auditor's Report

Board of Directors
Fortune Capital Partners, Inc.:

We have audited the accompanying statement of financial condition of Fortune Capital Partners, Inc. ("the Company") as of March 31, 2009, and the related st atements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fortune Capital Partners, Inc. as of March 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Oakland, California
June 25, 2009

We Focus & Care℠

9221 Corbin Avenue, Suite 170
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924

2101 Telegraph Avenue, Suite B
Oakland, California 94612
(510) 893-8080 • baicpa.com

Fortune Capital Partners, Inc.
Statement of Financial Condition
March 31, 2009

Assets

Cash	$ 33,998
Prepaid expense	374
Other receivable- related party	8,136
Total assets	$ 42,508

Liabilities and Stockholder's Equity

Liabilities	
Income tax payable	$ 2,782
Total liabilities	2,782
Stockholder's equity	
Common stock, $0.001 par value, 6,000,000 shares authorized, issued and outstanding	6,000
Additional paid-in capital	28,790
Retained earnings	4,936
Total stockholder's equity	39,726
Total liabilities and stockholder's equity	$ 42,508

The accompanying notes are an integral part of these financial statements.

Fortune Capital Partners, Inc.
Statement of Income
For the Year Ended March 31, 2009

Revenues	
Commissions	$ 47,400
Total revenues	47,400
Expenses	
Professional fees	24,817
Regulatory fees	743
Other operating expenses	2,530
Total expenses	28,090
Net income (loss) before income tax provision	19,310
Income tax provision	4,494
Net income (loss)	$ 14,816

The accompanying notes are an integral part of these financial statements.

Fortune Capital Partners, Inc.
Statement of Changes in Stockholder's Equity
For the Year Ended March 31, 2009

	Common Stock	Additional Paid-in Capital	Retained Earnings/ (Accumulated Deficit)	Total
Balance at March 31, 2008	$ 6,000	$ 10,472	$ (9,880)	$ 6,592
Proceeds from additional paid-in capital	–	57,577	–	57,577
Return of capital	–	(39,259)	–	(39,259)
Net income (loss)	–	–	14,816	14,816
Balance at March 31, 2009	$ 6,000	$ 28,790	$ 4,936	$ 39,726

The accompanying notes are an integral part of these financial statements.

Fortune Capital Partners, Inc.
Statement of Cash Flows
For the Year Ended March 31, 2009

Cash flows from operating activities:		
Net income (loss)		$ 14,816
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Prepaid expense	(374)	
Other receivable- related party	$ (8,136)	
(Decrease) increase in:		
Income taxes payable	1,502	
Total adjustments		(7,008)
Net cash provided by (used in) operating activities		7,808
Cash flows from investing activities:		–
Cash flows from financing activities:		
Proceeds from issuance of additional paid-in capital	57,577	
Return of capital	(39,259)	
Net cash provided by (used in) financing activities		18,318
Net increase (decrease) in cash		26,126
Cash at beginning of year		7,872
Cash at end of year		$ 33,998

Supplemental disclosure of cash flow information:

Cash paid during the year for:

Interest	$ –
Income taxes	$ 3,366

The accompanying notes are an integral part of these financial statements.

Fortune Capital Partners, Inc.
Notes to Financial Statements
March 31, 2009

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Fortune Capital Partners, Inc. (the "Company"), was organized as a Nevada corporation in December 2002 and operates out of its office in Sunnyvale, California. The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

The Company is approved to engage in private placement advisory services on a fee basis and as a mutual fund retailer and a broker selling variable life insurance or annuities. The Company does not hold customer funds or securities and conducts business on a fully disclosed basis.

During the year ended March 31, 2009, 100% of the Company's revenue came from two clients.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

The Company recognizes its commissions revenue when earned, usually after completion of the assignment or upon invoicing of non-refundable retainers or fee payments, in accordance with written terms of its engagement agreements.

The Company accounts for its income taxes using the Financial Accounting Standards Board Statement of Financial Accounting Standards No. 109, "Accounting for income taxes", which requires the establishment of a deferred tax asset or liability for the recognition of future deductible or taxable amounts and operating loss and tax credit carryforwards. Deferred tax expenses or benefits are recognized as a result of the changes in the assets and liabilities during the year.

Note 2: INCOME TAXES

The provision for income tax expense (benefit) at March 31, 2009, comprises the following:

Current income tax expense	
Federal	$ 2,782
State	1,712
Total provision for income tax expense	$ 4,494

Note 3: RELATED PARTY TRANSACTIONS

The Company has outstanding advances due from its sole officer and sole shareholder of $8,136. The loan is non–interest bearing and due on demand.

During the year ended March 31, 2009, the Company paid related parties $14,385 for computer and transportation expenses.

Note 4: COMMITMENTS AND CONTINGENCIES

Contingencies

The California Franchise Tax Board has forfeited all corporate rights and powers of the Company in California for failure to file and pay prior years' tax returns. Management is actively trying to have the Company's right to transact business in California reinstated. The potential liability to the Company can not be determined at the present time. These financial statements contain no adjustments for any possible outcome of the Company's uncertain status in California.

Note 5: RECENTLY ISSUED ACCOUNTING STANDARDS

For the year ending December 31, 2008, various accounting pronouncements or interpretations by the Financial Accounting Standards Board were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has reviewed the following Financial Interpretation ("FIN") and Statements of Financial Accounting Standards ("SFAS") for the year to determine relevance to the Company's operations:

Statement Number	Title	Effective Date
FIN 48	Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109	After 12/15/08
SFAS 141(R)	Business Combinations	After 12/15/08
SFAS 157	Fair Value Measurements	After 12/15/07
SFAS 160	Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51	After 12/15/07
SFAS 161	Disclosures about Derivative Instruments and Hedging Activities – an Amendment of FASB Statement No. 133	After 12/15/08

Note 5: RECENTLY ISSUED ACCOUNTING STANDARDS (Continued)

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Note 6: NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on March 31, 2009, the Company had net capital of $31,216 which was $26,216 in excess of its required net capital of $5,000 and the Company's ratio of aggregate indebtedness ($2,782) to net capital was 0.09 to 1, which is less than the 15 to 1 maximum ratio allowed for a broker/dealer.

Note 7: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There is a $2,782 difference between the computation of net capital under net capital SEC Rule 15c3-1 and the corresponding unaudited FOCUS part IIA.

Net capital per unaudited schedule		$ 33,998
Adjustments:		
Accumulated deficit	$ 3,228	
Non-allowable assets	(6,010)	
Total adjustments		(2,782)
Net capital per audited statements		$ 31,216

Fortune Capital Partners, Inc.
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of March 31, 2009

Computation of net capital		
Stockholder's equity		
Common stock	$ 6,000	
Additional paid-in capital	28,790	
Accumulated deficit	4,936	
Total stockholder's equity		$ 39,726
Less: Non-allowable assets		(8,510)
Net capital		31,216
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 185	
Minimum dollar net capital required	$ 5,000	
Net capital required (greater of above)		5,000
Excess net capital		$ 26,216
Ratio of aggregate indebtedness to net capital	0.09: 1	

There was a $2,782 difference in the net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated March 31, 2009. See Note 7.

See independent auditor's report.

Fortune Capital Partners, Inc.
Schedule II - Computation for Determination of Reserve
Requirements Pursuant to Rule 15c3-3
As of March 31, 2009

A computation of reserve requirements is not applicable to Fortune Capital Partners, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(i).

See independent auditor's report.

Fortune Capital Partners, Inc.
Schedule III - Information Relating to Possession or Control
Requirements Under Rule 15c3-3
As of March 31, 2009

Information relating to possession or control requirements is not applicable to Fortune Capital Partners, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(i).

See independent auditor's report.

Fortune Capital Partners, Inc.

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended March 31, 2009

BREARD & ASSOCIATES, INC.
Certified Public Accountants

Board of Directors
Fortune Capital Partners, Inc.:

In planning and performing our audit of the financial statements of Fortune Capital Partners, Inc. (the Company), as of and for the year ended March 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

We Focus & Care℠

9221 Corbin Avenue, Suite 170
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924

2101 Telegraph Avenue, Suite B
Oakland, California 94612
(510) 893-8080 • baicpa.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the entity's financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Oakland, California
June 25, 2009

Fortune Capital Partners, Inc.

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended March 31, 2009